MORARI, INC.

Climax Control Patch for a MOR Intimate Experience



MOR

The first app enabled wearable technology to enhance or improve sexual performance.

morarimedical.com Maple Grove, MN

Consumer Goods B2C

Health & Fitness Home Tech

Highlights

1 First significant innovation in the male sexual health industry since Viagra!

2 A unique, patented product in a $37B global sexual health and wellness market.

3 Revenue projected to reach over $15M by the end of 2027 (not guaranteed).

4 Winner of Proctor & Gamble Innovation Challenge and many other awards.

5 Global media buzz includes: Daily Mail, CNET, Men's Health, Forbes, and the Jimmy Kimmel Live show.

6 Over 75 years of collective experience in urology, sexual health, medical device product launch.

Featured Investor



Raymond C Jordan
Syndicate Lead

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Invested $100,000 ⓘ

Corporate affairs advisor & family office health investment mgr. Helped build reputations for many bio, tech, medtech & other complex co's.

"Back in the late 1990's I was honing my early communication skills at Pfizer, with our launch of Viagra. So I'm deeply aware of both the challenges and the massive opportunities associated with true innovation in the sexual health area. Morari, Inc., CEO Jeff Bennett and his skilled team are perfectly poised to bring Morari's climax control patch, Mor, to a large market that will benefit immensely from the technology. Consider joining me in what may possibly be the last investment opportunity with Morari, before approval and launch."

Our Team



Jeff Bennett   CEO and Founder

Forward-thinking innovator with more than 25 years of medical device experience. Jeff has led global launches of several high-profile products.

70% of men would like to delay ejaculation. Jeff Bennett happens to be one of them. Our mission is to improve the lives of men who suffer from PE. Our team has developed a product to help delay ejaculation. With your support, we will be able to bring an innovative product to those who need it most and those who simply want to last longer.



Dr. Jane Guyn   Sexologist

Board Certified Sexologist who works with individuals and couples to help them develop the kinds of sexually satisfying relationships that most people can only imagine. Author of both the bestselling book "Too Busy to Get Busy" (available on Amazon).



Toni Dandrea   Commercialization Advisor

Manages Media Bridge's revenue of more than $75M and is responsible for landing a spot on Inc. 5000's list of fastest-growing private companies eight times in the last nine years. She has positioned multiple Media Bridge clients for sale or IPO.



Michael Hoey, PhD   Scientific Advisor

Serial entrepreneur having formed and exited multiple companies. Former Professor of Urology.



Mark Payne   Chief Financial Officer

Experienced CFO with over 30 years of financial experience. Led multiple IPOs and private placements.



Sew-Wah Tay, PhD   Regualtory/Clinical/Quality Advisor

Founder of Libra Medical. Experienced VP of regulatory, clinical and quality.

WHAT IS MOR?

MOR is a drug-free wearable skin patch to help enhance or improve sexual performance.

You're not alone!

An estimated 30% of men experience challenges with early climax, while another 40% of men would simply like to last longer to improve partner satisfaction.



THE PROBLEM

 

70% of men are seeking intimacy enhancers to help them **last longer** in the bedroom.

30%
Of men suffer from premature ejaculation*

40%
Of men want to last longer in the bedroom

*Clinical definition of PE: Ejaculation occurring within one- or two-minutes post-penetration. Moran definition: An ejaculation that occurs sooner than a man or his partner would like.

Data Source: https://thewaitingroom.karger.com/embarrassing-problems/ejaculation-problems-premature-ejaculation

At Morari, we are tackling this problem head-on with the groundbreaking MOR patch.

This is pioneering innovation in the massive male sexual wellness market, which has had no significant innovation for over 20 years.

Hear what Jimmy Kimmel had to say about MOR:


Jimmy Kimmel Monologue
Watch later
Share
Watch on YouTube


MOR
Ready, set, slow.
Creating the future of climax control for men.
AS SEEN ON
CES
CNET
Men'sHealth
askmen
Forbes
FAST COMPANY
engadget

MOR requires no drugs, no numbing or desensitizing creams, no painful procedures, and no prescriptions – just intense pleasure controlled with the ease and convenience of a smartphone app.


MOR
No Drugs
No Creams
No Pain
No Prescription

The Science Behind MOR.

The MOR System features a wearable skin patch that includes a wireless transcutaneous electric nerve stimulator (TENS), a Bluetooth transmitter, and a small battery.


When passion wants to race, you control the pace.

The patch is worn during intercourse on the skin in the perineum (between the scrotum and anus).


Morari Animation with Captions
Jeff Bennett
Morari


00:45
vimeo

When the time is right, the patch is applied and activated via a simple smartphone app, where users can customize the settings to find their sweet spot.


App Video
Jeff Bennett
MOR
Amplitude
0
Frequency
80
Width
20
Mode
00:32
vimeo

Once on, a quiet and gentle sensation is temporarily felt that confuses the nerves responsible for carrying the signals from the penis to the brain, and those from the brain to the muscles that cause contraction and ejaculation.


HOW
MOR
WORKS
01
MOR is a drug-free wearable skin patch applied between the scrotum and anus and worn during intercourse.
02
When activated from the app, MOR interferes with the nerve signals to the brain via neurostimulation.
03
This proprietary nerve interference prolongates intimacy by delaying and intensifying ejaculation.

It’s safe, it’s comfortable, and most importantly, gives you

control! MOR has been reported to not only delaying a climax, but also intensifying it.

1st Significant Innovation

in the male sexual health industry since the launch of Viagra

When Viagra hit the market in 1998, the little blue pill earned Pfizer **$400 million within three months** of its launch.

It went on to generate billions of dollars of sales over the following two decades.

Today, Morari has the unique opportunity to spice thigs up in a $37B global sexual health and wellness market.

NOW MOR THAN EVER





- Global sex tech market was valued at **approximately $37B** in 2023*
- Anticipated to **grow to $78B** in 2032*

*Global Market Insights – Sexual Wellness Market Trends June 2023

- Seeing an increased cultural awareness of sexual wellbeing
- Shifting societal attitudes around intimacy enhancement products

POTENTIAL CUSTOMER BASE OF OVER 1 BILLION MEN

Early ejaculation is very prevalent among men. These men – and their partners – suffer in silence. For them, this sensitive problem can be a source of major disappointment and shame which is often kept private and seldom talked about - even with medical professionals - impacting self-esteem and relationships.



CURRENT MARKET

Total Addressable Market: $376B
Global men between ages of 20-74

Serviceable Adressable Market: $17B
US men who suffer from early ejaculation

Serviceable Obtainable Market: $2B
US middle class men in a committed relationship with experience using intimacy products

$376 BILLION
$17 BILLION
$2 BILLION

POTENTIAL APPEAL TO PARTNERS

Partners are also significantly impacted by early ejaculation as they can be left disappointed, frustrated, and dissatisfied with their sexual relationship. This delicate issue can lead to a breakdown of intimacy and communication as couples struggle to manage the impact on their bond.

MARKET RESARCH

FEMALE MARKET RESEARCH

What word(s) describe your feelings when your partner ejaculates prematurely?*

1. DISAPPOINTED
2. FRUSTRATED
3. ANNOYED

PUBLISHED IMPACT

Decreased sexual functioning

Decreased levels of satisfaction

Interpersonal difficulties

Performance anxiety

Increased levels of distress

Lower overall quality of life

*Morari Medical market research. Data on file.
** Source: Rowland DL, Patrick DL, Rothman M, et al. The psychological burden of premature ejaculation. J Urol 2007;177:1065-1070.

It's no wonder that the current annual consumption for ejaculation delay-related products, including sprays, creams, and drug therapies, is currently greater than $1 billion!

Even with all that money on the table, none of the current treatments have significantly resolved the issue and some negative side effects often outweigh their positive.

Our closest direct competitor, in2, is a single-use product and lacks an app for customized settings. MOR simply has *more* to offer.

COMPETITION

	MOR	in2	Cream & Sprays	Pills
On-Demand	✓	✓	Waiting time to take affect	Waiting time to take affect
No Desensitization/Numbing	✓	✓	-	✓
Drug Free	✓	✓	-	-
Prescription Free	✓	✓	✓	-
No Effect on Partner	✓	✓	May rub off on partner	✓
Free from Side Effects	✓	✓	Genital numbness	Loss of libido
Customization	✓	-	-	-
Activity Tracking	✓	-	-	-

Clearly, the demand is there for couples around the world in need of MOR. And it can't come too soon.

READY TO GET BUSY

We are ready to take things to the next level – let's get busy.

As part of our discovery process, we conducted early feasibility and usability studies and the results were a success, validating our patch.

The toe-curling testimonials are further validating!



TESTIMONIALS

EARLY FEASIBILITY STUDY

"The intensity of the ejaculation curled my toes!"

"My wife had to ask if I was ok while having sex as it felt so good."

USABILITY STUDY

"Very user friendly and simple to set up and understand. I look forward to when this is available."

"The instructions were mostly clear and easy to understand... The patch and device were easy to open and

"If you've ever had any experience with a TENS unit, it's basically a mild, mild tens unit."
"It has brought some fun back into the bedroom."
apply. The app was intuitive and sleek. "
"5 stars all the way!! This product is very easy to use and I love how you can customize the functions in many different ways so you can hit that perfect spot. "

We expect our FDA clearance by the end of 2024, clearing the path for getting MOR into the hands (and pants) of the public.



TRACTION + MILESTONES
Completed development of first-gen product
Completed feasibility and usability study
3 patents issued, several pending
Setup initial manufacturing line
CES
Voted CES: Most Interesting Medical Gadget
WEFUNDER
Successful Crowdfunding: Raised Over $652K
Raised Over $3M to Date
2024
MAY Safety Testing
FDA Submission JUNE
OCT Expected FDA Clearance
First Revenue Shipments DEC
2025
JAN Additional Revenue Shipments

Future projections are not guaranteed

WE HAVE ALREADY GONE VIRAL!

Even before the official product launch, MOR has created a considerable buzz around the world.

The global interest in our solution gives us continued confidence in our mission to provide an answer to an unmet need that exists for men worldwide. This also underscores the opportunity to develop and execute a comprehensive sales and marketing campaign.

Morari has been featured in:



Forbes
Wearable Tech Could Offer A Solution To Premature Ejaculation
The Taint Bandaid Is Real Now
InsideHook
Is This App the Solution to Premature Ejaculation?
MensHealth
These 7 Sextech Products Are Transforming How We Have Sex



THE BUSINESS
Morari Founder..
cnet
your taint promises to fix premature ejaculation
engadget
The guy at CES who just wants to talk premature ejaculation
askmen
Morari Medical Introduces Wearable Solution for Premature Ejaculation at CES 2020

and many others... Go [here for our media page](#).

This coverage brought in millions of hits on our website with 4,000+ potential customers signing up to be kept informed on launch progress. The amazing feedback and support we received demonstrated the urgency in this market.

We were also featured on ABC's Jimmy Kimmel Live! - a show with an average of 1.8 million viewers.



Jimmy Kimmel Monologue
Watch later
Share
Watch on YouTube

INNOVATION RECOGNIZED IN INDUSTRY

The MOR patch has not yet hit the market, but our innovation has already been recognized across the industry with the following awards and honors:



- Winner of Proctor and Gamble Innovation Challenge
- Winner of Walleye Tank
- Winner of best start-up award in 2021 Sex Tech Summit
- Graduate of the gBETA Medtech Accelerator program
- Semi-finalist in 2023 Minnesota Cup

And this is just the beginning!

LAUNCH PLAN READY AND WAITING

We have engaged an experienced direct-to-consumer external marketing firm which will provide us with a detailed launch plan to reach our target market.

During the first phase of commercialization, we will sell our product via a direct-to-consumer model through a dedicated online store and established online distributors.

The second phase will target distribution through existing retailers.


GO–TO MARKET STRATEGY
DIRECT TO CONSUMER
E-COMMERCE APPROACH
MOR
ONLINE RETAIL
SOCIAL + INFLUENCERS
PODCASTS
ONLINE COMMUNITY
CROWDFUNDS
CONFERENCES
PUBLIC RELATIONS
CLUBHOUSE

CLEAR ROADMAP TO FUTURE EXIT

For something intended to slow things down in the bedroom, MOR has the potential to generate a quick path to profit.

We expect to be net income positive less than 24 months after launch!

Our revenue and net income projections currently stand at:


FINANCIAL SUMMARY (in Millions, USD)
$15.97
$5.46
Revenue
Net Income Before Taxes
Revenue Plan Assumes:
1,000 new customers in each US market launched
1.5 single use patches per month
10% product return rate



Net Income Positive Less Than 24 Months After Launch

Our planned exit strategy is an acquisition. Based on the results of the product launch, we will initiate discussions with potential acquirers about interest in Morari.

DRIVEN BY A WORLD-CLASS TEAM

Your investment is in great hands. We are equipped with a team of experts, leveraging 75 years of collective experience in urology and sexual health.

Our team is led by CEO and founder Jeff Bennett, who has more than 25 years of medical device experience. He has also led the global launch of several high-profile products.



INVEST IN THE FUTURE OF CLIMAX CONTROL TODAY

This is your opportunity to invest in a company with incredible potential to make a real impact in the growing industry. **This is also the last chance to lock in an investment under pre-FDA clearance terms!**

$ 3 million

raised from friends and family, angels, and family office investors.

We are opening our doors to the Wefunder community for a 2nd time to launch MOR. We previously raised over $652,000 on Wefunder and we know we can do it again.

The proceeds of this community round will be used to execute the commercial launch, purchase inventory, make key hires in commercial and operations departments, develop our e-commerce site, and software maintenance.

We think MOR could become the biggest thing in the growing male sexual product industry since Viagra – and this is your chance to come along for the ride.


MOR
Get MOR out of your Sex Life by:
Delaying Climax
Intensifying Climax
Increasing Partner's Pleasure and Satisfaction


MOR
Invest in
MOR- Climax



Invest in Morari today!

NON-MARKETING DISCLAIMER

Morari has not received regulatory clearance to market MOR. The funds from this campaign will support the submission requesting regulatory clearance and preparing for commercialization when approved. An investment is not a purchase of the MOR product. No product, of any kind, will be provided in connection with an investment in this fundraising campaign.



Downloads

📄
Early Ejaculation Statistics.pdf
📄
Morari Executive Summary - June 2024 - Wefunder campaign.pdf